Exhibit 99.1

SOL-GEL ANNOUNCES THE SIGNING OF SIX EXCLUSIVE LICENSE AGREEMENTS TO
COMMERCIALIZE TWYNEO® AND EPSOLAY® IN EUROPE AND SOUTH AFRICA

Sol-Gel to receive upfront and regulatory milestone payments totaling in up to low 7-digit USD and either fixed transfer sale price or low double-digit royalties from net sales;  payments are backed by commitments to minimum annual sales

NESS ZIONA, Israel, July 25, 2024 (GLOBE NEWSWIRE) – Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, and with two approved large-category dermatology products, TWYNEO® for the treatment of acne vulgaris and EPSOLAY® for the treatment of inflammatory lesions of rosacea, today announced it has entered into six (6) exclusive license agreements with MagnaPharm Trading Slovakia S.R.L, Galenica A.B, Leman SKL SA, InfectoPharm, Aspire Pharma Limited and Abex Pharmaceutica (PTY) Ltd. for the commercialization of TWYNEO and EPOSLAY covering the majority of the European countries, including Germany1, United Kingdom, France, Poland, Romania, Greece, Czech Republic, Sweden, Hungary, Austria1, Switzerland, Serbia, Bulgaria, Finland, Slovakia, Norway, Croatia, Bosnia and Herzegovina, Albania, Lithuania, North Macedonia, Slovenia, Latvia, Estonia, Iceland, and South Africa. Under the terms of the agreements, Sol-Gel is to receive upfront and regulatory milestones payments totaling in up to low 7-digit USD as well as either future fixed transfer price or future low double digit royalties from net sales payments which are backed by commitments to minimum annual sales. The regulatory submissions in the various territories are the responsibility of Sol-Gel’s partners, and Sol-Gel will assist its partners in preparing these submissions.

These new collaborations are are in addition to existing agreements that Sol-Gel has already signed in the US, Canada and China, emphasizing the trust and significant commercial potential for both drugs.

Alon Seri-Levy, Ph. D., Chief Executive Officer of Sol-Gel, stated: "We are proud to deliver on our previous commitment to expand the territories in which EPSOLAY and TWYNEO are available by signing these first six agreements in these new territories. This achievement marks the successful implementation of our goals, and we expect that more agreements will follow as we continue to expand and strengthen our position in these markets". He further added that "We also see this as a vote of confidence in Sol-Gel's development and innovation capabilities. Our Phase 3 trial of SGT-610 (patidegib gel, 2%) for the treatment of Gorlin syndrome is continuing, together with our clinical study for SGT-210 (topical erlotinib) for the treatment of Darier patients, and we believe that by meeting the trials’ endpoints, we will significantly further strengthen Sol-Gel's business and competitive position”.

1 EPSOLAY only

About EPSOLAY® and TWYNEO®

EPSOLAY is a topical cream containing benzoyl peroxide (BPO), 5%, for the treatment of bumps and blemishes (inflammatory lesions) of rosacea in adults. EPSOLAY utilizes a proprietary, patented technology to encapsulate BPO within silica-based microcapsules to create a barrier between the medication and the skin. The silica-based shell is designed to slowly release BPO over time to provide a tolerable and effective treatment.

TWYNEO is a topical cream containing a fixed-dose combination of tretinoin, 0.1%, and benzoyl peroxide, 3%, cream for the treatment of acne vulgaris in adults and pediatric patients 9 years of age and older. TWYNEO is the first acne treatment that contains a fixed-dose combination of benzoyl peroxide and tretinoin. Tretinoin and benzoyl peroxide are widely prescribed separately for acne vulgaris; however, benzoyl peroxide causes degradation of the tretinoin molecule, thereby potentially reducing its effectiveness if used at the same time or combined in the same formulation. TWYNEO uses silica (silicon dioxide) core shell structures to separately micro-encapsulate tretinoin crystals and benzoyl peroxide crystals enabling inclusion of the two active ingredients in the cream.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing and commercializing or partnering drug products to treat skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults.

The Company’s pipeline also includes Phase 3 clinical trial of Orphan and breakthrough drug candidate SGT-610, which is a new topical hedgehog inhibitor being developed to prevent the new basal cell carcinoma lesions in patients with Gorlin syndrome that is expected to have an improved safety profile compared to oral hedgehog inhibitors as well as topical drug candidate SGT-210 under investigation for the treatment of rare hyperkeratinization disorders.

For additional information, please visit our new website:  www.sol-gel.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to the amounts to be received under the license agreements with our partners, our ability to assist our partners with the regulatory submission, the potential of Sol-Gel’s assets including Twyneo, Epsolay SGT-610, and SGT-210, and our ability to sign additional license agreements for Twyneo and Epsolay. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that we will not benefit from the exclusive license agreements to the same extent as anticipated, our partners ability to register and commercialize TWYNEO and Epsolay in their respective territories, a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe , South Africa or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 13, 2024, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

This press release is not intended for UK media.

For further information, please contact:

Sol-Gel Contact:
Eyal Ben-Or
Chief Financial Officer
+972-8-9313433

Source: Sol-Gel Technologies Ltd.